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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51269

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **OCTOBER 1, 2009** (MM/DD/YY) AND ENDING **SEPTEMBER 30, 2010** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **INTL Trading, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

329 Park Avenue-Suite 350
(No. and Street)

Winter Park, (City) **Florida** (State) **32789** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nat Minucci, Chief Financial Officer **407-741-5327**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1100 Independent Drive (Address) **Jacksonville** (City) **Florida** (State) **32202** (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 29 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Nat Minucci**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **INTL Trading, Inc.**, as of **SEPTEMBER 30, 2010**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

STEVEN SPRINGER
Notary Public-State of New York
No. 31-4955101
Qualified in New York County
Commission Expires August 28, 20/3

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC
Mail Processing
Section
NOV 29 2010
Washington, DC
122

INTL TRADING, INC.

Table of Contents



KPMG LLP
Suite 1100
Independent Square
One Independent Drive
Jacksonville, FL 32202

Independent Auditors' Report

The Board of Directors and Stockholder
INTL Trading, Inc.:

We have audited the accompanying statement of financial condition of INTL Trading, Inc. (the Company) as of September 30, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of INTL Trading, Inc. as of September 30, 2010, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

November 29, 2010
Certified Public Accountants

KPMG LLP is a Delaware limited liability partnership, the U.S. member firm of KPMG International Cooperative ("KPMG International"), a Swiss entity.

INTL TRADING, INC.

Statement of Financial Condition

September 30, 2010

Assets	
Cash and cash equivalents	$ 7,358,314
Securities owned, at fair value	22,981,738
Deposits with clearing organizations	104,842
Prepaid expenses and other assets	143,212
	$ 30,588,106
Liabilities and Stockholder's Equity	
Liabilities:	
Securities sold, not yet purchased, at fair value	$ 16,168,761
Payable to clearing organization, net	2,332,707
Accrued employee compensation	452,700
Accrued expenses	157,940
Income taxes payable to Parent	301,666
Payable to affiliated companies	972,491
Total liabilities	20,386,265
Stockholder's equity:	
Common stock, $0.01 par value. Authorized 10,000 shares; issued and outstanding 1,000 shares	10
Additional paid-in capital	5,379,671
Retained earnings	4,822,160
Total stockholder's equity	10,201,841
Total liabilities and stockholder's equity	$ 30,588,106

See accompanying notes to financial statements.

INTL TRADING, INC.

Notes to Statement of Financial Condition

September 30, 2010

(1) Nature of Operations

INTL Trading, Inc. (the Company or INTL Trading) is a corporation organized under the laws of the state of Florida on May 29, 1998. The Company is a wholly owned subsidiary of International Assets Holding Corporation (the Parent). On November 1, 2001, the Company began making markets in international equities and American Depository Receipts (ADR's). In January 2003, the Company began trading international bonds and fixed income securities. The Company also engages in corporate debt origination, structuring, and distribution.

The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), an entity created through the consolidation of the National Association of Securities Dealers (NASD) and the member regulation, enforcement and arbitration functions of the New York Stock Exchange. The Company clears its securities transactions through the Broadcort division of Merrill Lynch, Pierce, Fenner & Smith, Inc. on a fully disclosed basis.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

Cash and cash equivalents consist of cash, cash with clearing organization and foreign currency. Cash with clearing organization consists of cash, foreign currency and money market funds stated at cost, which approximate fair value. The money market funds earn interest at varying market rates on a daily basis and are due on demand. The Company is subject to concentration of credit risk as a substantial portion of its cash and cash equivalents are maintained at a single financial institution.

(c) Foreign Currency

The value of foreign currency, including foreign currency sold, not yet purchased, is converted into its U.S. dollar equivalent at the foreign exchange rate in effect at the close of business on September 30, 2010. For foreign currency transactions completed during the fiscal year, the Company utilizes the foreign exchange rate in effect at the time of the transaction. Foreign currency gains and losses are included in net dealer inventory and investment gains.

(d) Financial Instruments

As of September 30, 2010, the carrying value of the Company's financial instruments including cash and cash equivalents, receivables, and accrued expenses approximate their fair values, based on the short-term maturities of these instruments and market interest rates. Additionally, the carrying values

(Continued)

of securities owned and any securities and foreign currency sold, not yet purchased, at their fair values at September 30, 2010 as they are based on quoted market prices.

(e) Accounting Standards Codification

On June 29, 2009, the Financial Accounting Standards Board (FASB) issued an accounting pronouncement establishing the FASB Accounting Standards Codification (ASC) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities. This pronouncement was issued for interim and annual periods ending after September 15, 2009, for most entities. On the effective date, all non-SEC accounting and reporting standards were superseded. The Company adopted this new accounting pronouncement for the year ended September 30, 2010, as required, and adoption did not have a material impact on the statement of financial condition.

In January 2010, new guidance was issued to require new disclosures and clarify existing disclosure requirements about fair value measurements as set forth in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820-10, *Fair Value Measurements and Disclosures – Overall.* The guidance requires that a reporting entity should disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and in the reconciliation for fair value measurements using significant unobservable inputs, a reporting entity should present separately information about purchases, sales, issuances, and settlements. In addition, the guidance clarifies that for purposes of reporting fair value measurement for each class of assets and liabilities a reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities; and a reporting entity should provide disclosures about valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. This guidance is effective for the Company as of the fiscal year ended September 30, 2010, except for the detailed Level 3 rollforward disclosure, which is effective for fiscal years beginning after December 15, 2010. The adoption of this guidance did not have a material impact on the Company's disclosures in its statement of financial condition.

(f) Valuation of Investments in Securities and Securities at Fair Value – Definition and Hierarchy

The Company adopted the provisions of the FASB ASC Topic 820, *Fair Value Measurements and Disclosures*, effective October 1, 2008. Under FASB ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

The Company maintains its investments in securities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. The Company uses a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing

(Continued)

the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.
>
> Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
>
> Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

(g) Income Taxes

The Company is included in the consolidated federal and state income tax returns of its Parent. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are

(Continued)

established when necessary to reduce deferred tax assets to an amount that, in the opinion of management, is more likely than not to be realized.

Effective October 1, 2007, the Company adopted the provisions of the FASB ASC Topic 740, *Income Taxes*. There were no unrecognized tax benefits as of September 30, 2010. FASB ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely than-not sustainable upon examination by taxing authorities. The Company's policy is to recognize accrued interest and penalties related to unrecognized tax expense or benefits as income tax expense. No amounts have been accrued for the payment of interest and penalties at September 30, 2010.

(3) Net Capital Requirements

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1 (the Rule). The Rule requires the maintenance of minimum net capital at an amount equal to the greater of $100,000, 6-2/3% of aggregate indebtedness, or $2,500 for each security in which a market is made with a bid price over $5 and $1,000 for each security in which a market is made with a bid price of $5 or less with a ceiling of $1,000,000, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. Equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At September 30, 2010, the Company's net capital was $1,500,000, which was $500,000 in excess of its minimum requirement of $1,000,000. Its ratio of aggregate indebtedness to net capital was 4.78 to 1.

(4) Fair Value Measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with FASB ASC Topic 820. See note 2 for a discussion of the Company's policies.

The following table presents information about the Company's assets and liabilities measured at fair value as of September 30, 2010:

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance as of September 30, 2010
Assets:				
Preferred stock	$ 1,716,986	13,378	—	1,730,364
Common stock and American depository receipts	13,849,242	677,676	—	14,526,918
Foreign ordinary stock	6,572,410	—	—	6,572,410
Debt instruments	83,779	68,267	—	152,046
	$ 22,222,417	759,321	—	22,981,738

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance as of September 30, 2010
Liabilities:				
Preferred stock	$ 66,412	255	—	66,667
Common stock and American depository receipts	7,967,930	460,439	—	8,428,369
Foreign ordinary stock	7,451,475	—	—	7,451,475
Debt instruments	—	222,250	—	222,250
	$ 15,485,817	682,944	—	16,168,761

(5) Related-Party Transactions

Aggregate costs related to personnel of $887,865 for the year ended September 30, 2010, including certain employee benefit plans administered by the Parent, are allocated to the Company and charged monthly by the Parent. An affiliated company owns the physical assets that the Company uses in its day-to-day activities and pays the payroll related to certain support personnel. Allocated costs related to the lease of these physical assets and staffing of $1,042,232, for the year ended September 30, 2010, were charged by the affiliated company.

In addition, the Company pays certain expenses on behalf of its affiliates, which are reimbursed on a current basis.

(6) Securities Owned and Securities Sold, Not yet Purchased

Securities owned and securities sold, not yet purchased at September 30, 2010 consist of trading and investment securities at fair value as follows:

	Owned	Sold, not yet purchased
Preferred stock	$ 1,730,364	(66,667)
Common stock and American depository receipts	14,526,918	(8,428,369)
Foreign ordinary stock	6,572,410	(7,451,475)
Debt instruments	152,046	(222,250)
	$ 22,981,738	(16,168,761)

(7) Payable to Clearing Organization, Net

At September 30, 2010, payable to clearing organization consisted of the following:

Open transactions, net	$	(2,267,263)
Clearing fees and related charges		(65,444)
	$	(2,332,707)

(8) Financial Instruments with Off-Balance Sheet Risk

The Company is party to certain financial instruments with off-balance sheet risk in the normal course of business as a registered securities broker-dealer. In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at September 30, 2010 at fair values of the related securities (totaling $16,168,761). The Company will incur losses if the fair values of the securities increase subsequent to September 30, 2010.

(9) Commitments and Contingencies

The Company is obligated under various noncancelable operating leases for the rental of certain office equipment and services. Future aggregate minimum lease payments under noncancelable operating leases as of September 30, 2010 are approximately $197,324.

(Continued)

The future minimum annual base rental payments required under the non-cancelable operating leases as of September 30, 2010 are as follows:

Years ending September 30:		Amount
2011	$	74,149
2012		77,134
2013		46,041
2014		—
2015		—
Thereafter		—
	$	197,324

The Company clears its securities transactions through the Broadcort division of Merrill Lynch, Pierce, Fenner & Smith, Inc. (Broadcort) under a clearing agreement (the Agreement) that was renewed with modified terms on June 1, 2010 expiring on September 15, 2013. Henceforth, unless the Company gives Broadcort 90 days' notice of its intention not to renew the Agreement, the Agreement is automatically renewed for an additional one-year term. If the Company terminates the Agreement before the conclusion of the current term or any automatic renewal term, the Company will immediately owe Broadcort the greater of 1) the sum of all continuing minimum payments (currently $50,000 per month) through the end of the current term or automatic renewal term; or 2) the total value of the clearing deposit (currently $100,000) at the time of termination.

The Parent has a $35,000,000 revolving credit facility from a commercial bank for working capital purposes. The total facility was committed until December 31, 2010. At September 30, 2010, the outstanding balance on the credit facility was $11,920,086. The Company has executed a limited guarantee in favor of the commercial bank. The total amount of the guarantee includes a Base Guarantee of $1,500,000 plus an Additional Guarantee equal to excess net capital existing at any time from the date on which an event of default occurs, less $500,000 and less the Base Guarantee amount. This contingent commitment at September 30, 2010 is equal to $5,215,428 ($1,500,000 Base Guarantee plus $3,715,428 Additional Guarantee).

An amendment to this Revolving Credit Facility was signed on October 1, 2010 that became effective on October 29, 2010 with a maturity date of October 1, 2013 and increased the revolving credit facility to $75,000,000. No changes were made to the Base Guaranty or the Additional Guarantees that the Company currently is obligated to.

Commencing on October 1, 2007 the Company agreed to pay dividends to the Parent on an ongoing basis. The total dividends paid for the year ended September 30, 2010 were $3,934,636.

(Continued)

(10) Employee Benefit Plan

From September 1, 2009 – December 31, 2009, the Parent had in place a Savings Incentive Plan for Employees IRA (SIMPLE IRA) in which the Company participated. All employees were eligible to participate in the SIMPLE IRA upon the later of (a) the Plan's effective date (January 1, 2003) or (b) the employee's date of hire. Eligible employees could elect to contribute up to a maximum of $11,500 ($14,500) if over age 50) for 2010. The Company is required to provide an employer match of the employee's elective deferral on a dollar for dollar basis not to exceed the lesser of 3% of the employee's compensation or $11,500 ($14,000 if over 50) for 2010. Each employee is 100% vested in both the employee and employer contributions at all times. For the year ended September 30, 2010, the employer match was $13,817.

Effective January 1, 2010, the Company started offering its employees the ability to participate in the International Assets Holding Corporation 401(k) Plan (401(k) Plan), a defined contribution plan providing retirement benefits to all employees who have reached 21 years of age and have completed four months of service to the Company. Employees may contribute from 1% to 80% of their annual compensation to the 401(k) Plan but are limited to a maximum annual amount as set periodically by the Internal Revenue Service. The Company makes matching contributions to the 401(k) Plan in an amount equal to 62.5% of each participant's eligible elective deferral contribution to the 401(k) Plan up to 8% of eligible compensation. Matching contributions vest based on the following years of service:

Less than two – 0%,

Two to three – 20%,

Three to four – 40%,

Four to five – 60%,

Greater than five – 100%.

(11) Concentrations

For the year ended September 30, 2010, seven customers made up approximately 98% of the Company's customer trading volume. Trading volume is not directly indicative of trading profitability.

(12) Parent Acquisition

The Parent acquired certain assets of the Provident Group, a corporate finance advisory firm, and employed their personnel, in September 2010. The Parent has determined that the acquired business activities will be conducted through the Parent and certain of its subsidiaries, including the Company.

(13) Subsequent Events

Management has evaluated and disclosed events and transactions through November 29, 2010, which is the date the statement of financial condition was issued, for potential recognition or disclosure herein and has determined that no additional disclosures or adjustments are required.


KPMG

INTL TRADING, INC.

Statement of Financial Condition

September 30, 2010

(With Independent Auditors' Report Thereon)